Filed Pursuant to Rule 433

Registration Statement No. 333-168700

ISSUER FREE WRITING PROSPECTUS

Baltic Trading Limited

11,000,000 Shares of Common Stock

Pricing Term Sheet – November 12, 2013

Issuer:	Baltic Trading Limited

Symbol:	NYSE: BALT

Shares of the Issuer’s common stock (“Shares”) offered:	11,000,000 shares

Underwriters’ Purchase Option:	1,650,000 shares

Price to public:	$4.60 per share

Gross proceeds:	Approximately $50.6 million to the Issuer, if underwriters’ purchase option is not exercised, or approximately $58.2 million if the underwriters’ purchase option is exercised in full

Proceeds, net of underwriting discounts and commissions	Approximately $48.1 million to the Issuer, if underwriters’ purchase option is not exercised, or approximately $55.3 million, if underwriters’ purchase option is exercised in full
Class B Stock:

220,000 shares of the issuer’s Class B Stock to be issued to a wholly-owned subsidiary of Genco in accordance with its anti-dilution rights in respect of this offering, or 253,000 shares of Class B stock if the underwriter’s purchase option is exercised in full

Trade date:	November 13, 2013

Closing date:	November 18, 2013

CUSIP:	Y0553W 103

Underwriting:	Joint Book-Running Managers Jefferies LLC Morgan Stanley & Co. LLC Co-managers DVB Capital Markets LLC Cowen and Company, LLC Clarkson Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and all supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022 (or by email to Prospectus_Department@Jefferies.com) or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department (or by email: prospectus@morganstanley.com).